UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

FORM 11-K
________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURTIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______to _______

Commission file number 1-15321
________________

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

John Morrell & Co. Salaried Employees Incentive Savings Plan

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Smithfield Foods, Inc.
200 Commerce Street
Smithfield, VA 23430

JOHN MORRELL & CO. SALARIED EMPLOYEES INCENTIVE SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

Participants and Plan Administrator
John Morrell & Co. Salaried Employees Incentive Savings Plan
We have audited the accompanying statements of net assets available for benefits of John Morrell & Co. Salaried Employees Incentive Savings Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of John Morrell & Co. Salaried Employees Incentive Savings Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Dixon Hughes Goodman LLP

Newport News, Virginia
June 29, 2011

John Morrell & Co. Salaried Employees Incentive Savings Plan

Statements of Net Assets Available for Benefits

December 31,	2010	2009
Assets
Investments - at fair value	$103,127,314	$94,165,577

Receivables
Notes receivable from participants	2,798,748	2,655,434
Participant contributions	240,370	288,717
Employer contributions	74,353	90,533
Total receivables	3,113,471	3,034,684

Total assets	106,240,785	97,200,261

Liabilities
Excess contributions payable	299,031	—
Total liabiliites	299,031	—

Net assets available for benefits - at fair value	105,941,754	97,200,261

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(403,083)	(27,871)
Net assets available for benefits	$105,538,671	$97,172,390

The accompanying notes are an integral part of these financial statements.

John Morrell & Co. Salaried Employees Incentive Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$10,132,985
Interest and dividends	1,508,704
11,641,689

Interest income on notes receivable from participants	157,467

Contributions
Participant	7,787,302
Employer	2,646,558
Rollover	507,233
10,941,093
Total additions	22,740,249

Deductions from net assets attributed to
Benefits paid to participants	12,792,955
Administrative fees	71,182
Total deductions	12,864,137
Transfers between retirement plans, net	(1,509,831)
Net change	8,366,281
Net assets available for benefits
Beginning of year	97,172,390
End of year	$105,538,671

The accompanying notes are an integral part of these financial statements.

John Morrell & Co. Salaried Employees Incentive Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

1.	Description of Plan
The following description of the John Morrell & Co. Salaried Employees Incentive Savings Plan (Plan) provides general information only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution plan established by John Morrell & Co. (Company), a wholly owned subsidiary of Smithfield Foods, Inc. The Plan is for the benefit of eligible employees of the Company who have completed 90 days of service and have attained the age of eighteen. The Plan excludes employees governed by the terms of a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).
Contributions
Each year, participants may contribute up to 50 percent of pretax annual compensation, as defined in the Plan. The Company makes a matching contribution of 50 percent of the first 4 percent of compensation contributed by each participant. The Company may make additional matching contributions and/or profit sharing contributions at the option of the Company's board of directors. Contributions are subject to certain limitations.
Investment Options
Participants direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers mutual funds, common collective trust funds, employer stock, and a group variable annuity as investment options for participants. In addition, participants may utilize an individual self-directed brokerage option, through which participants are able to invest in a variety of securities including stocks, bonds, mutual funds and government securities in accordance with the Plan document.
Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of the Company's contributions, and plan earnings (losses), and charged with benefit payments, transaction fees related to notes receivable from participants, and allocations of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts plus actual earnings thereon is based on years of service. A participant is 100% vested after five years of credited service.
Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms extend to five years for general purpose loans and to ten years for the purchase of a home. Participants are limited to one outstanding loan at any point in time. The loans are secured by the balance in the participant's account and bear interest at two percent above the prime rate at the end of the preceding month in which the loan was taken. As of December 31, 2010, interest rates ranged from 4.25% to 10.50%. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits
On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a lump-sum amount or various installment and annuity options as provided by the Plan. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Amounts contributed on a before-tax basis may only be withdrawn upon demonstration of financial hardship, disability, or after the participants reach the age of 59.5 years.
Forfeitures
As of December 31, 2010 and 2009, forfeited nonvested accounts totaled $324,757 and $256,405, respectively. These accounts will be used to reduce Company contributions and pay Plan expenses. During 2010, forfeitures of $81,690 were used to reduce Company contributions.

2.	Summary of Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates and assumptions.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.
The Wells Fargo Stable Return Fund (G) and the Smithfield Stable Value Fund are reported at fair value. However, contract value is the relevant measurement of net assets available for benefits because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair values of the Wells Fargo Stable Return Fund (G) and the Smithfield Stable Value Fund as well as the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Payment of Benefits
Benefits are recorded when paid.

Administrative Expenses
The Plan's administrative expenses are paid by either the Plan or the Company, as provided by the Plan document. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan. Expenses relating to specific participant transactions (participant loans) are charged directly to the participant's account.
Reclassifications
Effective January 1, 2010, the Plan adopted the Financial Accounting Standards Board (FASB) authoritative guidance on reporting loans to participants by defined contribution pension plans. In accordance with the provisions, participant loans are required to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance, plus any accrued but unpaid interest. The adoption of this accounting standard requires reclassification of participant loans from investments to notes receivable from participants on the statements of net assets available for benefits as of December 31, 2010 and 2009. Accordingly, the 2009 financial statements have been reclassified to conform to the 2010 presentation. There was no impact on net assets available for benefits or changes in net assets available for benefits.

3.	Investments
The following presents investments that represent 5 percent or more of the Plan’s net assets.

	December 31,
	2010	2009
Wells Fargo Stable Return Fund (G) - at contract value	$18,358,599	*
Smithfield Stable Value Fund - at contract value	*	$18,204,577
Wells Fargo Advantage Small Cap Value Fund	9,062,822	8,125,985
Wells Fargo Advantage Dow Jones Target 2020 (I) Fund	8,191,938	6,940,893
Smithfield Foods Common Stock	7,842,638	5,844,474
Wells Fargo BGI S&P 500 Index High Balance Fund	7,406,606	6,651,462
Wells Fargo Advantage Government Securities Fund	6,747,557	7,232,312
American Funds Europacific Growth Fund (R4)	6,085,113	5,850,823
Mainstay Large Cap Growth (R1)	5,956,616	*
Wells Fargo Advantage Capital Growth Fund	*	4,968,764
*     Investment does not represent 5 percent of net assets available for benefits at the end of the year.
During 2010, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$6,926,764
Common stock	2,161,911
Common collective trusts	982,354
Group variable annuity	61,956
$10,132,985

4.	Investment Contract with Insurance Company
In 2005, the Plan entered into a benefit-responsive investment contract with Principal Life Insurance Company (Principal). The contract matured on December 31, 2009. Principal maintained the contributions in a general account.  The account was credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The guaranteed investment contract issuer was contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.  The contract was included as part of the Smithfield Stable Value Fund.
As described in Note 2, because the guaranteed investment contract was fully benefit-responsive, contract value was the relevant measurement of net assets available for benefits.  Contract value, as reported to the Plan by Principal, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate was 3.14%.
Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions, or (3) bankruptcy of the Plan sponsor or other Plan sponsor event (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan.  The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan's ability to transact at contract value with participants, is probable.
The following summarizes the relevant information regarding the Smithfield Stable Value Fund:

December 31, 2009	Major Credit Ratings	Investments at Fair Value	Adjustment to Contract Value
Principal guaranteed interest contract	Moody’s/S & P Aa3/A+	$682,767	$—
Wells Fargo Stable Return Fund (G)	N/A	17,549,681	(27,871)
		$18,232,448	$(27,871)

2009
Average yields:
Based on actual earnings	3.39%
Based on interest rate credited to participants	3.31%

5.	Fair Value Measurements
Fair value as defined under GAAP is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

•	Level 1: Observable inputs such as quoted prices in active markets.

•	Level 2: Inputs other than quoted prices in active markets that are either directly or indirectly observable.

•	Level 3: Unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.
Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.
When quoted prices are available in active markets for identical instruments, investment securities are classified within Level 1 of the fair value hierarchy. Level 1 investments include mutual funds and common stock.
Level 2 investment securities include common collective trust funds and a group variable annuity for which quoted prices are not available in active markets for identical instruments. The Plan utilizes a third party pricing service to determine the fair value of each of these investment securities. Because quoted prices in active markets for identical assets are not available, these prices are determined using observable market information such as quotes from less active markets and/or quoted prices of securities with similar characteristics.
Level 3 investments include guaranteed investment contracts valued by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit‐worthiness of the issuer.
See further discussion of guaranteed investment contracts at Note 4.
The following tables set forth by level within the fair value hierarchy the Plan's assets accounted for at fair value on a recurring basis as of December 31, 2010 and 2009.

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds:
Target date	$21,477,149	$—	$—	$21,477,149
Large cap	12,186,857	—	—	12,186,857
Bond	11,242,491	—	—	11,242,491
Small cap	9,062,822	—	—	9,062,822
Mid cap	6,469,776	—	—	6,469,776
International	6,085,113	—	—	6,085,113
Smithfield Foods, Inc. common stock	7,842,638	—	—	7,842,638
Self-directed brokerage	1,158,620	291,004	—	1,449,624
Common collective trusts:
Stable value (a)	—	18,761,682	—	18,761,682
Growth (b)	—	7,406,606	—	7,406,606
Money market (c)	—	374,854	—	374,854
Group variable annuity (d)	—	767,702	—	767,702
Total assets at fair value	$75,525,466	$27,601,848	$—	$103,127,314

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds:
Target date	$19,161,337	$—	$—	$19,161,337
Bond	11,457,613	—	—	11,457,613
Large cap	10,424,488	—	—	10,424,488
Small cap	8,125,985	—	—	8,125,985
International	5,850,823	—	—	5,850,823
Mid cap	5,433,787	—	—	5,433,787
Smithfield Foods, Inc. common stock	5,844,474	—	—	5,844,474
Self-directed brokerage	1,522,338	402,274	—	1,924,612
Common collective trusts:
Stable value (a)	—	17,549,681	—	17,549,681
Growth (b)	—	6,651,462	—	6,651,462
Money market (c)	—	317,217	—	317,217
Group variable annuity (d)	—	741,331	—	741,331
Guaranteed investment contracts	—	—	682,767	682,767
Total assets at fair value	$67,820,845	$25,661,965	$682,767	$94,165,577

(a)
Represents investment in a common collective trust which seeks a moderate level of stable income without principal volatility by investing in investment contracts issued by selected high quality insurance companies and financial institutions. There are no unfunded commitments. See Note 6 for further discussion.

(b)
Represents investment in a common collective trust which seeks to approximate as closely as practicable the total return of the Standard & Poor's 500 Index ("Index") through investment in equity securities of companies that comprise the Index. There are no unfunded commitments, redemption frequency restrictions or other redemption restrictions.

(c)
Represents investment in a common collective trust which seeks to provide investors with a competitive rate of return and a high level of stability of principal and liquidity by investing in a diversified portfolio of money market instruments with an average maturity of 90 days or less. There are no unfunded commitments, redemption frequency restrictions or other redemption restrictions.

(d)
Represents investment in a group variable annuity whose underlying mutual fund seeks long-term capital growth consistent with preservation of capital and balanced by current income. There are no unfunded commitments, redemption frequency restrictions or other redemption restrictions.

Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for 2010.

Guaranteed investment contracts
Balance, December 31, 2009	$682,767
Unrealized gains (losses)	—
Interest credited	—
Issuances and settlements, net	(682,767)
Balance, December 31, 2010	$—

6.	Wells Fargo Stable Return Fund (G)
The Wells Fargo Stable Return Fund (G) (the Fund) is a collective trust fund sponsored by Wells Fargo Bank, N.A. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund's net asset value (NAV) per unit, which is based on the assets held by the Fund less any liabilities, divided by the total number of units outstanding. Distribution to the Fund's unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.
Restrictions on the Plan
Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following events may limit the ability of the Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.

•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund.

•	Any transfer of assets from the Fund directly into a competing investment option.

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions.

•	Complete or partial termination of the Plan or its merger with another plan.

•
The redemption of all or a portion of the interests in the Fund held by the Plan at the direction of the Plan Sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the Plan (such as group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of the Plan Sponsor, or the merger of the Plan with another plan.

Circumstances that Impact the Fund
The Fund invests in assets, typically fixed income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrapper contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrapper contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrapper contract, the wrapper issuer agrees to pay the difference between the contract value and the market value of the underlying assets if the market value falls below the contract value.
The wrapper contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modifications of the Fund or the administration of the Fund that is not consented to by the wrapper issuer.

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund's cash flow.

•	Employer-initiated transactions by participant plans as described above.
In the event that wrapper contracts fail to perform as intended, the Fund's NAV may decline if the market value of its assets decline. The Fund's ability to receive amounts due pursuant to these wrapper contracts is dependent on the third-party issuer's ability to meet their financial obligations. The wrapper issuer's ability to meet its contractual obligations under the wrapper contracts may be affected by future economic and regulatory developments.
The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrapper contracts covering all of its underlying assets. This could result from the Fund's inability to promptly find a replacement wrapper contract following termination of a wrapper contract. Wrapper contracts are not transferable and have no trading market. There are a limited number of wrapper issuers. The Fund may lose the benefit of a wrapper contract on any portion of its assets in default in excess of a certain percentage of portfolio assets.

7.	Exempt Party-In-Interest Transactions
The Plan invests in certain funds managed by the trustee or its affiliate and Smithfield Foods, Inc. common stock, and in participant directed brokerage accounts through the trustee, Wells Fargo, N.A. Administrative fees paid to Wells Fargo, N.A. by the plan amounted to $71,182 for 2010.  As of December 31, 2010 and 2009, the Plan held 380,157 and 384,758 shares, respectively, of Smithfield Foods, Inc. common stock.  During the year ended December 31, 2010, no dividend income was recorded by the Plan.

8.	Tax Status
The Internal Revenue Service has determined and informed the Company by letter dated October 23, 2008 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The determination letter is subject to adoption of proposed amendments included in the September 23, 2008 application for determination. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

9.	Transfer of Assets

Transfers of assets between plans generally occur if a change in the employment status of an employee, who participates in a Smithfield-sponsored retirement plan, causes the employee to change plans due to eligibility requirements. Transfer activity for the year ended December 31, 2010 was as follows:

Assets transferred from the Plan to Smithfield Foods, Inc. 401(k) Plan for Middlesboro participants	$(1,599,954)
Other transfers, net	90,123
$(1,509,831)

10.	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants would become 100 percent vested in their employer contributions.

11.	Risks and Uncertainties
The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

* * * * *

		Supplemental Schedule
John Morrell & Co. Salaried Employees Incentive Savings Plan

Schedule of Assets (Held at End of Year)
Schedule H, Line 4i

EIN 52-0845861 Plan 009

December 31, 2010

Identity of issue, borrower, lessor or similar party		Description of investment	Current value
*	Wells Fargo	Wells Fargo Stable Return Fund G - at contract value	$18,358,599
*	Wells Fargo	Advantage Small Cap Value Fund	9,062,822
*	Wells Fargo	Advantage Dow Jones Target 2020 (I) Fund	8,191,938
*	Smithfield Foods, Inc.	Common Stock	7,842,638
*	Wells Fargo	BGI S&P 500 Index High Balance Fund	7,406,606
*	Wells Fargo	Advantage Government Securities Fund	6,747,557
	American Funds	Europacific Growth Fund (R4)	6,085,113
	Mainstay	Large Cap Growth (R1)	5,956,616
*	Wells Fargo	Advantage Dow Jones Target 2030 (I) Fund	4,752,967
	Columbia	Acorn Select-Z Fund	4,506,712
	PIMCO	Total Return Fund	4,494,934
	Davis	NY Venture Fund	3,572,320
*	Wells Fargo	Advantage Dow Jones Target 2040 (I) Fund	2,936,945
*	Wells Fargo	Advantage Dow Jones Target 2010 (I) Fund	2,824,360
	Massachusetts Financial Services	Value A Fund	2,657,921
	Columbia	Mid-Cap Value Fund R4	1,963,064
*	Wells Fargo	Advantage Dow Jones Target Today (I) Fund	1,561,176
*	Wells Fargo	Personal Choice Retirement Account (self-direct brokerage accounts)	1,449,624
*	Wells Fargo	Advantage Dow Jones Target 2050 (I) Fund	1,209,763
	Clearcourse	Group Variable Annuity	767,702
*	Wells Fargo	Short Term Investment Fund G	374,854
*	Participant loans**	Maturing through May 2020, interest rates ranging from 4.25% to 10.5%, collateralized by participant accounts	2,798,748
			$105,522,979

*    Identified as a party-in-interest
**    The accompanying financial statements classify participant loans as notes receivable from participants.

See report of independent registered public accounting firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

JOHN MORRELL & CO. SALARIED EMPLOYEES INCENTIVE SAVINGS PLAN
(Smithfield Foods, Inc. as Plan Administrator)

Date: June 29, 2010	/s/ Michael H. Cole
Michael H. Cole
Vice President, Chief Legal Officer and Secretary

EXHIBIT INDEX

Exhibit 23	Consent of Independent Registered Public Accounting Firm